UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Amendment No. 2)

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

ODYSSEY RE HOLDINGS CORP.
(Name of Subject Company)

ODYSSEY RE HOLDINGS CORP.
(Names of Person(s) Filing Statement)

Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)

67612W108
(CUSIP Number of Class of Securities)

Donald L. Smith
Senior Vice President, General Counsel
and Corporate Secretary
Odyssey Re Holdings Corp.
300 First Stamford Place
Stamford, Connecticut 06902
(203) 977-8024
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Peter J. Gordon, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Ave
New York, NY 10017-3754
(212) 455-2605

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
SIGNATURE

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the U.S. Securities and Exchange Commission on September 30, 2009, by Odyssey Re Holdings Corp., a Delaware corporation (the “Company”) (as amended or supplement from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the cash tender offer by Fairfax Investments USA Corp. (“Merger Sub”), a Delaware corporation and a wholly owned subsidiary of Fairfax Financial Holdings Limited (“Fairfax” and together with its subsidiaries, the “Fairfax Group”), a company incorporated under the laws of Canada, to purchase all of the Company’s outstanding Common Stock, other than those shares of Common Stock held by the Fairfax Group, at a price of $65.00 per share, net to the seller in cash (the “Offer Price”), without interest thereon and less any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 23, 2009 (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the “Offer”)

Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Item 3 of the Schedule 14D-9 is hereby amended and supplemented by deleting the final sentence under the heading “Interests of the Company’s Executive Officers and Directors — Cash Consideration Payable Pursuant to the Offer and the Merger; Treatment of Equity Incentive Compensation Awards” and adding the following:

Following consultation with and approval of the Special Committee, OdysseyRe and Fairfax management have agreed on the proposed treatment of the aforementioned equity-based awards in connection with the Merger, as further described below. These arrangements are subject to satisfaction of the conditions to and completion of the Offer and the Merger.

Stock Options.  Immediately following the completion of the Merger, participants in OdysseyRe’s Stock Option Plan and 2002 Stock Incentive Plan who hold vested options would receive, for each unexercised option, the difference between the Offer Price and the grant price of the vested option, less any applicable withholding of taxes. In connection with such payment, the vested options would be cancelled. With respect to unvested options issued pursuant to the Stock Option Plan, OdysseyRe would, as permitted pursuant to the terms of such plan, replace, effective as of the effective time of the Merger, the shares of Common Stock underlying such options with an amount in cash (the “Cash Value”). The vesting terms of the option would not change from those governing the original grant award. The Cash Value would equal: $65.00, increased or decreased by the adjusted cumulative percentage change (which may be positive or negative) in OdysseyRe’s book value from June 30, 2009 through to the end of the most recently completed fiscal quarter for which financial statements that report OdysseyRe’s book value are available prior to the applicable vesting date of the option. Unless the participant were to elect otherwise in writing at least 14 days prior to the vesting date, such participant would be deemed to have exercised the option (which has an exercise price equal to $0) upon vesting, and would receive the Cash Value, less any applicable withholding of taxes.

Any participant who chose not to exercise the option upon vesting would be responsible for payment of applicable taxes, and the Cash Value would not increase or decrease based on changes in OdysseyRe’s book value following the vesting date, but would accrue nominal interest from that vesting date until the option is exercised.

Restricted Stock.  Any outstanding shares of restricted stock that remain subject to vesting terms would, as of the Merger, be cancelled and converted into the Merger Consideration ($65.00 per share of Common Stock), but the cash payable in connection therewith would be subject to the same vesting terms as applied to the restricted stock, and award recipients would not be eligible to receive that cash until the vesting date or dates that would have been applicable to their restricted stock, provided the applicable vesting requirements are satisfied at the time of vesting. Subject to completion of the Merger, OdysseyRe anticipates that it will offer holders of this restricted cash the option to substitute the opportunity to receive such restricted cash with the opportunity to receive the Cash Value. The Cash Value would be subject to the same non-economic terms and conditions, including the vesting schedule, as currently apply to a holder’s restricted stock.

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Employee Share Purchase Plan.  Immediately following completion of the Merger, OdysseyRe plans to terminate the Employee Share Purchase Plan (the “ESPP”). Pursuant to the arrangements agreed upon between Fairfax and OdysseyRe, OdysseyRe has suspended the ESPP as of October 2, 2009, and no further employee contributions or OdysseyRe matching contributions will be made under, and no further shares of Common Stock will be purchased pursuant to, the ESPP. Any person holding shares of Common Stock in ESPP accounts is entitled to tender such shares in the Offer (subject to applicable requirements of the Securities Act and Exchange Act). Fairfax and OdysseyRe further intend to provide that, if, after earnings for fiscal year ended December 31, 2009 are reported, OdysseyRe’s return on equity for 2009 (calculated in accordance with the ESPP) is 15% or higher, ESPP participants will receive an amount in cash equal to 20% of their OdysseyRe ESPP contributions during 2009.

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SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

ODYSSEY RE HOLDINGS CORP.

By:	/s/ Donald L. Smith
Name:     Donald L. Smith

Title:	Senior Vice President, General
Counsel and Corporate Secretary

Dated: October 13, 2009

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